Exhibit 99.1

FCA announces voting results from its Extraordinary General Meeting

Fiat Chrysler Automobiles N.V. (“FCA”) (NYSE: FCAU / MTA: FCA) announced today that the Company’s Extraordinary General Meeting of Shareholders (“EGM”) held today in Amsterdam, The Netherlands, elected Michael Manley as executive director of the Company.

Details of the resolution submitted to the EGM are available on the Company’s corporate website (www.fcagroup.com).

London, 7 September 2018

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